SHARPE RESOURCES CORPORATION
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6.


06013702

Tel: (416) 361-0737
Fax: (416) 361-0923

May 12, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2006
WASH. D.C.
190
SECTION

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders

Please find enclosed a copy of a **Change** of Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to changing the date of the Annual and Special Meeting of Shareholders of the Corporation **to June 20th, 2006**, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Per: Shaun A. Drake

SAD/cd

Encl.

CDS INC.
A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [ ] Change [X]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address: 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6	Telephone: 416-361-0737
	Contact Name: SHAUN A. DRAKE

Transfer Agent	CUID ETSZ	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0930 ext 235
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: CLARISSE KARANGWA

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [X] Special
- [ ] General
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

	yyyy	mm	dd
Record Date	2006	05	01
Meeting Date	2006	06	20
Material Mail Date	2006	05	24

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number 89297 1631 RT

[1] # of publications at $93.00 per publication $: 93.00

Plus 7% GST $: 6.51

or 15% HST (*Nfld, NS, NB residents only)* $

Subtotal $: 99.51

Plus 7.5% QST (*Quebec residents only)* $

Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 820011L1008	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.



Shaun A. Drake	[signature]	May 12-2006
Title	Signature	Date

CDSX166 (02/03) front